[KLG SEATTLE LETTERHEAD]

February 8, 2023

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street N.E.

Washington, D.C. 20549

Attn:	Stacie Gorman

David Link

Ameen Hamady

Jennifer Monick

Re:	Bellevue Life Sciences Acquisition Corp.

Amendment No. 5 to Registration Statement on Form S-1

Filed January 20, 2023

File No. 333-264597

Dear Ms. Gorman:

On behalf of Bellevue Life Sciences Acquisition Corp. (the “Company”), we submit this letter providing a response to the comment raised by the Staff of the Securities and Exchange Commission (the “Staff”) in a written comment letter on February 6, 2023 with respect to the Company’s Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-264597) (the “Registration Statement”). The bold type below is the Staff’s comment and the regular type constitutes the Company’s response thereto.

Amendment No. 5 to Registration Statement on Form S-1

Risk Factors

If we seek stockholder approval of our initial business combination…., page 32

1.

We note your response to comment 1 of our letter. We note your representation that you will not vote the shares that are purchased. However, we note that compliance with the guidance and the rule has multiple aspects. We therefore reissue this part of the comment. Please confirm how you intend to comply with the requirements of Rule 14e-5 under the Exchange Act. We refer you to the Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

In response to the Staff’s comment, the Company advises and represents to the Staff that in the event that the Company’s sponsor, Bellevue Global Life Sciences Investors LLC (the “Sponsor”), or its affiliates purchase the Company’s securities outside of the redemption offer in connection with a business combination transaction, such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act as follows:

•

the Securities Act registration statement or proxy statement filed for the business combination transaction discloses the possibility that the Sponsor or its affiliates will purchase the Company’s securities outside the redemption process, along with the purpose of such purchases;

U.S. Securities and Exchange Commission

February 8, 2023

•	the Sponsor or its affiliates will purchase the Company’s securities at a price no higher than the price offered through the Company’s redemption process;

•

the Securities Act registration statement or proxy statement filed for the business combination transaction would include a representation that any Company securities purchased by the Sponsor or its affiliates would not be voted in favor of approving the business combination transaction;

•	the Sponsor and its affiliates do not possess any redemption rights with respect to the Company’s securities or, if they possess redemption rights, they waive such rights; and

•	the Company discloses in a Form 8-K, prior to the security holder meeting to approve the business combination transaction, the following:

•	the amount of the Company’s securities purchased outside of the redemption offer by the Sponsor or its affiliates, along with the purchase price;

•	the purpose of the purchases by the Sponsor or its affiliates;

•	the impact, if any, of the purchases by the Sponsor or its affiliates on the likelihood that the business combination transaction will be approved;

•

the identities of the Company’s security holders who sold to the Sponsor or its affiliates (if not purchased on the open market) or the nature of the Company’s security holders (e.g., 5% security holders) who sold to the Sponsor or its affiliates; and

•	the number of Company securities for which the Company has received redemption requests pursuant to the redemption offer.

The Company additionally advises the Staff that it will add the following language in the prospectus it files with the SEC pursuant to Rule 424 of the Securities Act to the end of the last paragraph on page 103 of the Registration Statement in the section titled “Proposed Business—Stockholders May Not Have the Ability to Approve Our Initial Business Combination—Permitted Purchases of our Securities”:

Additionally, in the event our sponsor, directors, executive officers, advisors or their affiliates were to purchase shares or warrants from public shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:

•

our registration statement/proxy statement filed for our business combination transaction would disclose the possibility that our sponsor, initial stockholders, directors, officers, advisors or any of their affiliates may purchase shares, rights or warrants from public stockholders outside the redemption process, along with the purpose of such purchases;

•

if our sponsor, initial stockholders, directors, officers, advisors or any of their affiliates were to purchase our securities from public stockholders, they would do so at a price no higher than the price offered through the redemption process;

•

our registration statement/proxy statement filed for our business combination transaction would include a representation that any of our securities purchased by our sponsor, initial stockholders, directors, officers, advisors or any of their affiliates would not be voted in favor of approving the business combination transaction;

U.S. Securities and Exchange Commission

February 8, 2023

•

our sponsor, initial stockholders, directors, officers, advisors or any of their affiliates would not possess any redemption rights with respect to our securities or, if they possess redemption rights, they would waive such rights; and

•	we would disclose in a Form 8-K, before our security holder meeting to approve the business combination transaction, the following:

•	the amount of our securities purchased outside of the redemption offer by our sponsor, initial stockholders, directors, officers, advisors or any of their affiliates, along with the purchase price;

•	the purpose of the purchases by our sponsor, initial stockholders, directors, officers, advisors or any of their affiliates;

•

the impact, if any, of the purchases by our sponsor, initial stockholders, directors, officers, advisors or any of their affiliates on the likelihood that the business combination transaction will be approved;

•

the identities of the Company’s security holders who sold to our sponsor, initial stockholders, directors, officers, advisors or any of their affiliates (if not purchased on the open market) or the nature of our security holders (e.g., 5% security holders) who sold to our sponsor, initial stockholders, directors, officers, advisors or any of their affiliates; and

•	the number of securities for which we have received redemption requests pursuant to our redemption offer.

Please see “Risk Factors — If we seek stockholder approval of our initial business combination, our sponsor, directors, officers, advisors and their affiliates may elect to purchase shares, rights or warrants from public stockholders, which may increase the likelihood of closing our initial business combination and reduce the public “float” of our common stock, warrants and rights.”

We appreciate your time and attention to the Company’s filing. We hope that this response adequately satisfies the Staff’s comment and concerns. Should you have any questions, please call me at (206) 370-7809.

Very truly yours,

/s/ Gary J. Kocher

cc:	Kuk Hyoun Hwang, Chief Executive Officer